UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 21, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ▁   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ▁   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ▁   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED - NOTICE IN TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT 71 OF 2008, AS AMENDED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

21 May 2018

NEWS RELEASE

NOTICE IN TERMS OF SECTION 45(5)(a) OF THE COMPANIES ACT 71 OF 2008, AS AMENDED

Notice is hereby given in terms of section 45(5)(a) of the Companies Act 71 of 2008, as amended (the "Act"), that the board of directors of the Company (the "Board") at a meeting held on 17 May 2018, authorised the Company to provide direct or indirect financial assistance for the period from 16 May 2018 to 31 May 2019 to any one or more related or inter-related companies of the Company in terms of section 45 of the Act, pursuant to the authority granted to the Board for two years by shareholders at the annual general meeting held on 16 May 2018.

The aggregate financial exposure of the Company in respect of any financial assistance in terms of this resolution is approximately R500 million. Any financial assistance provided by the Company is to be provided in accordance with the Act.

ENDS

Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Ltd

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 646 880 4526 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 21, 2018

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance